Alston&Bird llp Chase Tower, Suite 3601 2200 Ross Avenue Dallas, TX 75201

214-922-3400 Fax:214-922-3899 www.alston.com

Gustav F. Bahn	Direct Dial: 214-922-3405	E-mail: gustav.bahn@alston.com

March 16, 2010
VIA EDGAR AND UPS OVERNIGHT DELIVERY
Ms. Sonia Barros
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-6010

Re:	TNP Strategic Retail Trust, Inc. Post-Effective Amendment No. 1 to Registration Statement on Form S-11 Filed February 19, 2010 File No. 333-154975
Dear Ms. Barros:
     This letter sets forth the response of TNP Strategic Retail Trust, Inc. (the “Company”) to your verbal comments of March 2, 2010 with regard to the filing referenced above. For your convenience, we have set forth below your comments followed by the Company’s relevant responses. The Company has filed today Pre-Effective Amendment No. 1 to Post Effective Amendment No. 1 to the Company’s Registration Statement on Form S-11 (“Amendment No. 1”) via EDGAR, which reflects the responses below. Please note that all page numbers provided in the responses below correspond to the pages of Amendment No. 1.
1.	Comment: Provide disclosure regarding the source of distributions paid in December, 2009 and January and February, 2010. Please also identify the amount of distributions paid in cash and the amount paid pursuant to the registrant’s distribution reinvestment plan for each month.

Response: The Company has revised the disclosure at page 8 of Prospectus Supplement No. 3 included in Amendment No. 1 (“Supplement No. 3”) to state that distributions paid in December 2009 and January and February 2010 were funded with offering proceeds. The Company has also revised the disclosure to specify the amount of distributions paid in cash and the amount paid pursuant to the Company’s distribution reinvestment plan.
Atlanta • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

Ms. Sonia Barros
March 16, 2010

The Company commenced operations on November 12, 2009, the date the Company raised the minimum offering amount of $2,000,000 and offering proceeds were released from an escrow account. The Company has not yet filed its Annual Report on Form 10-K for the year ended December 31, 2009 and therefore has not provided information with respect to cash flow from operations in Supplement No. 3. The Company will provide such information in the future after it has conducted operations for a full fiscal quarter. Additionally, the Company will provide information regarding distributions for each quarter in tabular format in future filings.
2.	Comment: Update the disclosure regarding fees paid to TNP Strategic Retail Advisor, LLC and it affiliates as of December 31, 2009. This information should be provided in tabular format.

Response: The Issuer has revised the disclosure at page 9 of Supplement No. 3 to include the amount of fees paid to the Company’s advisor, sponsor and their affiliates as of December 31, 2009. This information is presented in tabular format as requested.

3.	Comment: Pursuant to General Instruction H of Form S-11 the registrant may not incorporate information by reference. Please revise the disclosure to include the information required by the 20.D Undertaking, including, without limitation, financial information relating to the Company’s recent property acquisition as required by Rule 3-14 of Regulation S-X.

Response: The Company has revised the disclosure in Supplement No. 3 to include the information required by the 20.D Undertaking including, without limitation, the financial information required by Rule 3-14 of Regulation S-X with respect to the acquisition of the Moreno Marketplace. The Company has eliminated all references to information incorporated by reference.
     The Company has authorized us to acknowledge on its behalf that (i) should the SEC or the staff of the SEC (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing; (ii) the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Ms. Sonia Barros
March 16, 2010

     Thank you for your consideration of the Company’s responses to your comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (214) 922-3405.
Sincerely,
/s/ Gustav F. Bahn

Gustav F. Bahn